Exhibit 99.1

RTN STEALTH SOFTWARE INC.
1250 West Hastings Street
Vancouver, BC V6E 2M4
Tel: 604-687-0879 Fax: 604-408-9301

CNSX: RTN
OTCBB: ARRRF
FRANKFURT: IGN3

For Immediate Release	January 19, 2010

RTN STEALTH SOFTWARE INC. ANNOUNCES AGREEMENT WITH MARKET GUIDANCE SYSTEMS INC.

RTN STEALTH SOFTWARE INC.

VANCOUVER, British Columbia, Canada /January 19th, 2010

RTN Software Inc. ("RTN ") is pleased to announce that it has executed a definitive agreement with privately owned Market Guidance Systems Inc. (“MGS”) whereby RTN has acquired a fully supported exclusive and perpetual license to the Market Navigation, Trade Execution and Market Timing Software (RTN-Stealth). RTN will also benefit from a Non Competition Agreement with MGS in the retail active investor/trader market.

As consideration for the above, RTN will issue 5 million Special Convertible Preferred Shares to the shareholders of MGS which will be convertible into 50 million common shares of RTN only when cumulative net revenues derived from the RTN-Stealth License reach a total of CAD$ 20 million.

A transaction advisory fee of 250,000 Special Convertible Preferred Shares shall be paid to Tidalwave Capital.

RTN is also pleased to announce that it has completed the $600,000 private placement first announced on November 16, 2009. Proceeds from this financing will be used to support the marketing and worldwide commercial launch of RTN-Stealth.

In addition to its administration office in Vancouver, British Columbia, RTN will soon be opening a marketing office in Montreal, Quebec.

RTN-Stealth has been developed by MGS scientists led by Dr. Alex Bogdan who holds a Ph.D. in Artificial Intelligence and Cybernetics, a master degree in Power Electronics and a Bachelor degree in Mathematical Psychology.

Before developing RTN-Stealth, Dr. Alex Bogdan has been involved in many important scientific projects in Europe, Canada and in the US. He is an author of more than 50 international patents on various devices and methods some of which were successfully implemented by many private and public companies around the world. In 1985 he was awarded a gold medal for exceptional achievements in science – the highest state award dedicated to a scientist under the age of 30.

Within MGS Dr. Alex Bogdan and his high intellectual computer scientists team have spent over nine years developing RTN-Stealth and its fundamental proprietary algorithms.

At the heart of the RTN-Stealth software is a unique principle of presenting current market information using the flow rate of buy/sell orders placed in real time by all traders on the Exchange Electronic Trading Book. These orders are weighted by their proximity to Inside Bid/Ask levels, their size and the time elapsed since the order origination.

All the weighted orders (called the “Traders’ Intent”) are then summed up creating respectively a Weighted Sum of Bids and a Weighted Sum of Asks. The simple ratio between the weighted sum of Bids and weighted sum of Asks is referred to as the “Trader’s Sentiment” and it is used to analyze the “built up pressure” to Buy or Sell a security.

Although RTN-Stealth does not make any trading advice nor create any trading recommendations it can serve an important analytical role in significantly compressing the real time information flow between the markets and a trader using the system. It also helps a trader to extract potentially valuable market behavioral patterns thus enhancing the trader’s ability to assess current market situations.

Overall the RTN-Stealth is the result of scientific integration in the fields of computing, bioengineering, neuroscience and finance under a unified framework. It has been designed using biological and human-computer interface principles. Its interface creates a cyclic interaction that has the computer handle all raw data analysis and filtering automatically, while final decision-making for executing any transaction is solely within the control of the end-user trader.

RTN-Stealth© has a built-in direct access execution platform with a state-of-the-art order placement technique that is unique in the industry. It is seamlessly integrated with the largest and the most efficient Direct Access electronic Brokerage house – Interactive Brokers (IB).

RTN-Stealth does not require any external real-time data feed as it receives its data trough the proprietary IB Application Programming Interface (API). This feature significantly reduces the costs of running the RTN-Stealth software which also passes on the savings to the end-user.

RTN is planning to market the RTN-Stealth software on the monthly subscription basis with the proposed monthly fees of $49.50. The software will be distributed and supported via the RTN Web Site that will also handle the customer’s payments, installation and software updates. The live, phone and on-line support is planned to be outsourced while all the software maintenance and further development will be handled directly by the RTN.

The software will be distributed in the form of a stand-alone Windows application that can be seamlessly connected to the IB API. RTN is also in a process of registering itself as an official third party developer for Interactive Brokers. The RTN-Stealth software will be included in the official list of the third party tools and will be featured on the IB Web site.

ON BEHALF OF THE BOARD OF DIRECTORS

“Lucky Janda”

Lucky Janda, President

For information on RTN STEALTH SOFTWARE INC. please contact:
Lucky Janda, President
Tel.: (604) 687-0879

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of management of RTN Stealth Software Inc. with respect to its performance, business and future events. All statements, other than statements of historical fact included in this press release, including, without limitation, statements regarding potential mineralization and exploration results, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves and the timing and future plans, actions, objectives and achievements of RTN Stealth Software Inc., are forward-looking statements. All forward-looking statements involve various risks and uncertainties. There can be no assurance that such forward-looking statements will provide to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking statements. RTN Stealth Software Inc. does not undertake any obligation to release publicly any revision for updating any voluntary forward-looking statements.